April 24, 2007

Duane DeSisto
President and Chief Executive Officer
Insulet Corporation
9 Oak Park Drive
Bedford, Massachusetts 01730

Re: Insulet Corporation
Amendment No. 1 to Registration Statement on Form S-1
Filed April 4, 2007
File No. 333-140694

Dear Mr. DeSisto:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

Our Business

1.   Expand to discuss your operating results to date.

Our Market, page 1

2.   We note your response to prior comment 5. The comment asked whether the sources consented to your use of their data in your prospectus. We were not asking you to file a Rule 436 consent and agree that none is required. Also tell us whether the data and reports are publicly available.

Claims that our current or future products…, page 13

3.   Please furnish us with the letter from Medtronic and ensure that the disclosure fully describes the claims made in the letter. Also disclose the extent to which the technology referenced in the Medtronic letter is material to your business.

Capitalization, page 27

4.   Please refer to prior comment 15 in our letter dated March 13, 2007. We read your response and re-issue our prior comment. We believe the caption "Cash and cash equivalents" should not be included in the capitalization table. Please revise the filing to remove this caption.

Dilution, page 29

5.   In the penultimate paragraph on page 30, expand to also disclose how the numbers, percentages, dollar amounts and average share prices would change in the table at the bottom of page 29, assuming exercise of all outstanding options and warrants.

Our Solution, page 50

6.   Please revise your disclosure to include the operational lifespan of the OmniPod, as discussed in your response to prior comment 18.

Third-Party Reimbursement, page 65

7.   We note your revised disclosure in response to prior comment 22. With a view toward clarified disclosure in the prospectus, please describe the medical criteria for insulin infusion devices used by third-party payors that have declined reimbursement for your products. For example, do these third-party payors only reimburse for insulin infusion devices required by patients suffering from Type 2 diabetes?

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact at Dennis Hult at (202) 551-3618 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Donald C. Hunt at (202) 551-3647 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   Raymond C. Zemlin, Esq., Goodwin Proctor LLP
                 Daniel P. Adams, Esq., Goodwin Proctor LLP